UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

October 22, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

22 October 2025

Smith & Nephew plc

STERLING AMOUNT OF DIVIDEND

As announced on 5 August 2025, an interim dividend of 15.0 US cents per ordinary share will be paid on 7 November 2025 to shareholders whose name appeared on the register at the close of business on 3 October 2025. Those shareholders whose address on the register is in the UK, and those who have validly elected to receive sterling dividends, will receive a dividend of 11.26 pence per share.

Philip Horner
Group Deputy Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: October 22, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary